METWOOD, INC.

819 Naff Road, Boones Mill, VA 24065
(540) 334-4294

Date: February 28, 2012

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE:   Metwood, Inc.

Form 10-K for the fiscal year ended June 30, 2011

Filed September 14, 2011

File No. 0-5391

Dear Mr. Cash:

Thank you for your comment letter dated February 27, 2012 (the "Comment Letter") with respect to the above-captioned annual filing. We have filed our Amendment No. 2 to the Form 10-K of Metwood, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·               We are responsible for the adequacy and accuracy of the disclosure in the filing;

·               Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·                 We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended June 30, 2011

General

1. We note that you have amended your filing to include management’s annual report on internal controls over financial reporting. However, we note you have concluded that internal controls over financial reporting were effective as of December 31, 2010. Please amend your filing to disclose whether you believe internal controls over financial reporting were effective at June 30, 2011.

Response:

We believe internal controls over financial reporting were effective as of June 30, 2011. We have fixed the inadvertent typo in the Amendment No. 2 to Form 10K.

Very truly yours,

/s/ Shawn A. Callahan
Name: Shawn A. Callahan Title: Chief Financial Officer